UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mallinckrodt public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-35803	98-1088325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Perth House, Millennium Way
Chesterfield, Derbyshire
S41 8ND, England
(Address of principal executive offices) (Zip Code)

Kenneth L. Wagner, Esq.
Vice President and Corporate Secretary
(314) 654-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2014.

Introduction
Mallinckrodt plc, and its subsidiaries, (collectively "Mallinckrodt"or "the Company,”) is a global specialty biopharmaceutical and medical imaging business that develops, manufactures, markets and distributes specialty pharmaceutical products and medical imaging agents. Therapeutic areas of focus include autoimmune and rare disease specialty areas (including neurology, rheumatology, nephrology and pulmonology), neonatal respiratory critical care, along with pain and attention-deficit hyperactivity disorder ("ADHD") for prescription by office- and hospital-based physicians. The Company also supports the diagnosis of disease with nuclear medicine and contrast imaging agents. The Company believes its experience in the acquisition and management of highly regulated raw materials; deep regulatory expertise; and specialized chemistry, formulation and manufacturing capabilities, have created compelling competitive advantages that it anticipates will sustain future revenue growth.

The Company's diagnostic imaging business includes urology tables and contrast media delivery systems, such as power injectors, that allow delivery of contrast media into patients for the diagnosis and treatment of disease. Such products may contain tin, tungsten, tantalum or gold ("Conflict Minerals") that are necessary to the functionality or production of the products.

Therefore, the Company is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") (17 CFR Parts 240 and 249b), and is filing this Form SD for the reporting period January 1 to December 31, 2014. The Company's policy with respect to the sourcing of conflict minerals can be found on its website at http://www.mallinckrodt.com/about/partner-opportunities/suppliers/conflict-minerals-policy.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Executive Summary
Mallinckrodt reviewed its affected supplier base for Conflict Minerals use and queried potential suppliers of Conflict Minerals during the calendar year 2014. Through this review, 237 unique, valid smelters or refiners of Conflict Minerals (herein referred to as “smelters”) were reported by Mallinckrodt suppliers. Of these 237 smelters, 31 were identified as sourcing (or may be sourcing) from the Democratic Republic of Congo ("DRC") or surrounding countries (collectively, the “Covered Countries”). Mallinckrodt’s due diligence review indicated that all 31 smelters identified are certified as conflict free by the Conflict Free Smelter Program ("CFSP").
Management Systems
Mallinckrodt has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of stakeholders from functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. Mallinckrodt has a grievance mechanism through which its employees and suppliers can report a violation of its policies, and maintains an e-mail address (conflict.minerals@mallinckrodt.com) for suppliers and employees to report violations, ask questions and voice concerns. The Company established a system of controls over its mineral supply chain, including the reasonable country of origin inquiry ("RCOI") and due diligence procedures described below. If a risk is identified by employees, suppliers, customers, the media, or otherwise, Mallinckrodt will evaluate and determine necessary steps, if any, to mitigate an identified risk.
Reasonable Country of Origin Inquiry
A RCOI process was executed with 168 affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by Mallinckrodt. Mallinckrodt’s RCOI process was designed to include materially all parts and materials necessary to the functionality or production of a product manufactured by Mallinckrodt in calendar 2014.
The affected suppliers and original manufacturers were contacted, provided with Mallinckrodt’s policy, and requested to provide Conflict Minerals data in the industry standard CFSI Conflict Minerals Reporting Template. Non-responsive suppliers and suppliers with inadequate responses were contacted multiple times with clear instructions regarding Mallinckrodt’s requirements.

After correction, review, and removal of alternate names, 237 smelters were identified as Conflict Minerals smelters consistent with the 2014 smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative.
After contacting all 237 smelters directly and performing a risk assessment regarding responses, 31 smelters were identified either to source, or there was reason to believe they source, Conflict Minerals from the Covered Countries. This assessment was based on information directly from the smelters and other public information available at the time. A risk assessment was performed on smelter responses including review of sourcing responses by non-Conflict Free Smelter Program ("non-CFSP") certified smelters against the sourcing risk of their specific country. The risk assessment included a review of the report of the UN Group of Experts on the DRC; publications by Global Witness, Enough Project, Southern Africa Resource Watch, and Radio Okapi; and a general internet search. Mallinckrodt’s due diligence review indicated that all 31 smelters identified were certified as conflict free by the Conflict Free Smelter Program ("CFSP").

Item 1.02 Exhibit

In accordance with Rule 13p-1 of the Securities and Exchange Act of 1934, Mallinckrodt has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report, and both reports are publicly available at www.mallinckrodt.com. The content of any website referred to in this Form SD is included for general information and is not incorporated by reference herein.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MALLINCKRODT PUBLIC LIMITED COMPANY
(Registrant)

By:	/s/ Peter G. Edwards	Date:	May 29, 2015
Name:	Peter G. Edwards
Title:	Senior Vice President and General Counsel